Exhibit 12.1

CERTEGY INC.

RATIO OF EARNINGS TO FIXED CHARGES

($ in thousands, except ratio data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004 (2)	2005	2004 (2)
Earnings:
Income from continuing operations before income taxes (1)	$40,567	$41,674	$115,182	$103,263
Add:
Interest expense	3,122	3,259	9,677	9,388
Other adjustments	1,412	1,182	4,177	3,558

Total earnings	$45,101	$46,115	$129,036	$116,209

Fixed charges:
Interest expense	$3,122	$3,259	$9,677	$9,388
Other adjustments	1,412	1,182	4,177	3,558

Total fixed charges	$4,534	$4,441	$13,854	$12,946

Ratio of earnings to fixed charges	9.95x	10.38x	9.31x	8.98x

(1)	Income from continuing operations before income taxes includes minority interests and excludes discontinued operations.
(2)	On January 1, 2005, the Company adopted SFAS 123(R), as further described in Notes 2 and 12 to the consolidated financial statements, which requires all share-based payments to employees to be recognized in the income statement based on their fair values. Prior periods were restated to conform to this presentation.

For the purposes of calculating the ratio of earnings to fixed charges, fixed charges consist of interest on indebtedness, amortization of deferred financing costs, and an estimated amount of rental expense that is deemed to be representative of the interest factor.